Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

HAILIANG EDUCATION GROUP INC.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 23, 2020

The undersigned shareholder of Hailiang Education Group Inc., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated May 18, 2020, and hereby appoints, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on June 23, 2020, at 10:00 a.m., China Standard Time, at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang, China, or at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1.	To elect Mr. Junwei Chen as a director of the Company to hold office until the next annual general meeting;

2.	To re-elect Mr. Cuiwei Ye as a director of the Company to hold office until the next annual general meeting;

3.	To re-elect Mr. Ken He as a director of the Company to hold office until the next annual general meeting;

4.	To re-elect Mr. Xiaofeng Cheng as a director of the Company to hold office until the next annual general meeting;

5.	To re-elect Mr. Xiaohua Gu as a director of the Company to hold office until the next annual general meeting;

6.	To authorize the Board of Directors to fix the remuneration of the directors; and

7.	To approve, ratify, and confirm the appointment of KPMG Huazhen LLP as the Company’s independent auditors for the year ending June 30, 2020, and to authorize the Board of Directors to fix their remuneration.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE
Mark, sign, date and return this Proxy Card promptly using the enclosed envelope.

	This Proxy Card must be received prior to the close of business on June 18, 2020, China Standard Time	Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	To elect Mr. Junwei Chen as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 2:	To re-elect Mr. Cuiwei Ye as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 3:	To re-elect Mr. Ken He as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 4:	To re-elect Mr. Xiaofeng Cheng as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 5:	To re-elect Mr. Xiaohua Gu as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 6:	To authorize the Board of Directors to fix the remuneration of the directors; and	☐	☐	☐

PROPOSAL NO. 7:	To approve, ratify, and confirm the appointment of KPMG Huazhen LLP as the Company’s independent auditors for the year ending June 30, 2020, and to authorize the Board of Directors to fix their remuneration.	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members at the close of business on May 21, 2020. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity. Completed and duly executed Proxy Cards shall be mailed to the Company at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang, China, so as to be received by the Company prior to the close of business on June 18, 2020 China Standard Time.

Share Owner signs here		Co-Owner signs here

Date: